2002 ANNUAL REPORT

Finance and Accounting





THE RIGHT PEOPLE.
THE RIGHT MATCH.
THE RIGHT WAY.

Information Technology





Health and Life Sciences





Kforce

Professional Staffing



COMPANY PROFILE

Kforce Inc. (NASDAQ: KFRC) is a full-service, specialty staffing firm providing flexible and permanent staffing solutions for organizations and career management for individuals in the specialty skill areas of information technology, finance and accounting, pharmaceutical, healthcare and scientific.

Kforce employs more than 1,000 professional recruiting specialists operating in more than 40 markets across the United States. And by combining four decades of customer relationships built on personal respect with the most advanced technology, Kforce is a leader in specialty staffing—one that challenges the industry. Every day, through thousands of one-on-one contacts, Kforce is gaining the trust of our customers and is making the right match between organizations and jobseekers.

Finance and Accounting

At Kforce, we're proud to be able to provide clients with the most qualified finance and accounting professionals. We work with individuals at every level in corporate finance and taxation, financial analysis and reporting, budget preparation and analysis, cost analysis, audit services, and much more. Kforce also provides CFOs, controllers, financial analysts, public accountants, and other high-level financial professionals on a contract basis, as well as for direct hire.

Information Technology

From programmers and network operators to systems analysts and CIOs, Kforce has an exclusive database that is packed with the most qualified candidates to handle system upgrades, training, installation, implementation, and development. Kforce can provide information technology consultants for project work, assist in helping clients find direct hire personnel, or partner with technology departments to get the job done right. Kforce also specializes in more sophisticated areas such as systems/applications programmers, systems analysts, and networking technicians.

Health and Life Sciences

The Kforce Health & Life Sciences division is comprised of the HealthCare, Pharmaceutical and Scientific business units. The HealthCare business unit offers experienced candidates for senior hospital management, health information management professionals, qualified registered nurses, licensed practical/vocational nurses, nursing assistants and other clinical positions. The Pharmaceutical business unit specializes in permanent and contract placement services in the drug development area of pharmaceutical research. Placements within our Scientific business unit range from laboratory experts to scientists in the pharmaceutical, biotechnology, food and beverage, chemical, aerospace, polymer coatings, textile, agriculture and medical devices industries.

TO MY FELLOW SHAREHOLDERS, CLIENTS AND EMPLOYEES:

The staffing environment stabilized during the last quarter of 2002 but remains challenging. We have yet to see a sustained upward momentum that would represent a consistent trend. With that said, we believe our prospects are promising. With less than 1% market share, we believe the opportunity for growth by delivering the right match driven by exceptional customer service remains compelling. We are aggressively attacking the market through a determined and sustained effort to earn more of our existing customers business in addition to securing new customers. We are not and will not simply wait for a better economic environment. Much can be done and there is much to do to drive revenue growth at Kforce. Customer segmentation and penetration continues to be a priority. We believe that we can succeed in this environment and will endeavor to do so. We have a strong management team that is committed to winning and our culture demands execution and accountability. Bill Sanders has rapidly assimilated his new operating responsibilities and has raised the bar again on expectations for execution and results. We have aligned our operating team to maximize our focus and leverage our best talent.

We are continuing to take steps that, we believe, will further leverage the benefits of our corporate rationalization process and reorganization of our field infrastructure. In an extremely difficult economic environment in 2002, we strengthened our balance sheet, reduced operating expenses, produced positive cash flow and enhanced our credit facility. We believe that these steps exemplify our long-term commitment to achieving operational excellence and our determination to deliver exceptional customer service.

We continue to position the Company for what we believe will be improved performance in 2003, and took a number of actions towards achieving that goal. We have also established a valuation reserve on our entire deferred tax asset accrued by our operating losses. The result is a $20.3 million non-cash charge reflected in Income Tax Expense in Q4. We currently have federal net operating loss carryforwards of $38 million and state carryforwards exceeding $60 million. As a result of establishing the valuation reserve, we anticipate only nominal income tax expense for both book and tax reporting purposes until the $24 million valuation reserve for financial reporting and the $38 million NOL carryforwards for tax are realized.

During the fourth quarter, we also finalized our analysis of goodwill as required by FASB Statement No. 142 and recorded an impairment charge of $33.8 million in our IT and HR reporting units. This non-cash charge is reflected in the Change in Accounting Principle line on the Income Statement. Our GAAP loss EPS of $(1.49) for 2002 includes all non-ordinary charges, the goodwill impairment charge and the income tax valuation reserve charge.

We believe the actions taken in 2002 resulting in non-ordinary charges and reserves have contributed to our objective of improving an already strong balance sheet. Our bad debt reserves to gross accounts receivable remains strong at 8.5% with receivable write ons exceeding write offs for the year. Our Days' Sales Outstanding of 38.5 days at the end of the fourth quarter continues to be among the best in our industry. Capital expenditures were only one-tenth of 2001 levels and, for the year, we have reduced core headcount 26% while maintaining flat revenue. This represents productivity growth of over 25%.

We are also pleased to report that in the fourth quarter we completed a new $100 million credit facility with a syndicate of banks led by Bank of America which includes PNC, Fleet and CIT. The new facility provides a substantial improvement in pricing and flexibility to make acquisitions and repurchase stock.

Cash provided by operating activities was $14.8 million for the year. Our cash position allowed us to repurchase 1,819,389 Kforce shares for $7.2 million during 2002. Since 1999, we have repurchased almost 19.2 million shares for $104.5 million, resulting in an improved capital structure. We have approximately $10.5 million remaining under current Board authorization and $25 million per year under our new debt agreement to repurchase our stock.

After taking these actions, we believe we are positioned for improved performance in 2003, while still maintaining a core capacity in our sales force to participate once a recovery is underway. We have lowered our revenue break even point, and will continue to do so as conditions warrant. Let me be clear, we are emphasizing future revenue production over cost reduction as the key to optimal profitability.

Our customers remain cautious overall and are maintaining a high level of flexibility. We believe that the depth and duration of this downturn will act as a catalyst for future flex growth and that flex, as a percentage of the U.S. workforce, will increase in the future.

One of our primary concerns is our sales force. We have significantly ramped up our training efforts to improve performance. Our focus is on execution and accountability and we are making progress towards our goal of a high performance culture.

I would like to take this opportunity to again thank our management team and field and corporate associates for their hard work and commitment during these challenging times. We are excited about our prospects in 2003.



David L. Dunkel
Chairman and Chief Executive Officer

OUR VISION

To be the staffing firm most respected by those we serve.

SELECTED FINANCIAL DATA

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with our Consolidated Financial Statements and the related Notes thereto included in this Annual Report.

Years Ended December 31,	**2002**	2001	2000	1999	1998
(In thousands, except per share data)			(Unaudited)		
Statement of Operations Data:					
Net service revenues	**$513,547**	$658,417	$805,020	$754,710	$685,704
Direct costs of services	**345,585**	406,017	443,464	432,079	394,123
Gross profit	**167,962**	252,400	361,556	322,631	291,581
Selling, general and administrative expenses	**168,233**	244,792	341,812	346,452	224,790
Depreciation and amortization	**9,629**	17,325	18,440	14,514	9,507
Merger, restructuring, and integration expense	**—**	—	—	—	26,122
Other (income) expense, net	**3,206**	4,460	113	(942)	(4,985)
(Loss) income before income taxes	**(13,106)**	(14,177)	1,191	(37,393)	36,147
(Provision) benefit for income taxes	**(102)**	2,089	(1,474)	13,877	(20,708)
(Loss) income before change in accounting principle	**(13,208)**	(12,088)	(283)	(23,516)	15,439
Change in accounting principle	**33,823**	—	—	—	—
Net (loss) income	**$ (47,031)**	$ (12,088)	$ (283)	$ (23,516)	$ 15,439
Net (loss) income per share–basic before change in accounting principle	**$(0.42)**	$(0.38)	$(0.01)	$(0.53)	$0.34
Net (loss) income per share–basic	**$(1.49)**	$(0.38)	$(0.01)	$(0.53)	$0.33
Weighted average shares outstanding–basic	**31,577**	31,711	42,886	44,781	45,410
Net (loss) income per share–diluted before change in accounting principle	**$(0.42)**	$(0.38)	$(0.01)	$(0.53)	$0.33
Weighted average shares outstanding–diluted	**31,577**	31,711	42,886	44,781	47,318
Net (loss) income per share–diluted	**$(1.49)**	$(0.38)	$(0.01)	$(0.53)	$0.33

December 31,	**2002**	2001	2000	1999	1998
Balance Sheet Data:					
Working capital	**$ 32,126**	$ 43,083	$ 70,885	$ 86,310	$135,348
Total assets	**$152,177**	$222,772	$278,018	$296,187	$333,812
Total long-term debt	**$ 22,000**	$ 28,185	$ 45,000	$ —	$ 461
Stockholders' equity	**$ 85,588**	$138,809	$155,037	$218,205	$255,022

This Report and prior period SEC reports can be obtained free of charge in the "About Us" section of the Company's website at www.kforce.com.

The following discussion should be read in connection with Kforce's Consolidated Financial Statements and the related Notes thereto incorporated into this Annual Report.

OVERVIEW

We are a provider of professional and technical specialty staffing services in over 40 markets in the United States of America. We provide our customers staffing services in the following specialties: Information Technology, Finance and Accounting, and Health and Life Sciences, (Pharmaceutical, Scientific, Nursing and Business Office). Our range of services includes Search Services and Flexible Staffing Services. We serve Fortune 1000 clients as well as small to mid-size local and regional companies with our top ten clients representing approximately 14% of our revenue for 2002.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements, particularly with respect to the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"). Additional written or oral forward-looking statements may be made by the Company from time to time, in filings with the SEC or otherwise. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements may include, but may not be limited to, projections of revenue, income, losses, cash flows, capital expenditures, plans for future operations, the effects of interest rate variations, financing needs or plans, plans relating to products or services of the Company, estimates concerning the effects of litigation or other disputes, as well as assumptions to any of the foregoing. In addition, when used in this discussion the words "anticipates," "estimates," "expects," "intends," "plans," "believes" and variations thereof and similar expressions are intended to identify forward-looking statements.

Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted. Future events and actual results could differ materially from those set forth in or underlying the forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements contained in this report which speak only as of the date of this report. The Company undertakes no obligation to publicly publish the results of any adjustments to these forward-looking statements that may be made to reflect events on or after the date of this report or to reflect the occurrence of unexpected events.

CRITICAL ACCOUNTING POLICIES

In December 2001, the SEC requested that all registrants list their most "critical accounting policies" in MD&A. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the Company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that our following accounting policies fit this definition:

Revenue recognition

Net service revenues consist of flexible billings inclusive of billable expenses and search fees net of credits, discounts and fallouts. The Company recognizes flexible billings based on hours worked by assigned personnel on a weekly basis. Search fees are recognized upon placement, net of an allowance for "fallouts." Fallouts are search placements that do not complete the contingency period. Contingency periods are typically less than ninety days.

Allowance for doubtful accounts and fallouts

The Company has established a reserve for expected credit losses and fallouts on trade receivables based on our past experience and expectations of potential future write offs. As a result of an ongoing analysis of factors including recent write off trends, changes in economic conditions, and concentration of accounts receivables among clients, we have increased the allowance as percentage of gross accounts receivable by 1.3%, from 7.1% as of December 31, 2001 to 8.4% as of December 31, 2002. As of December 31, 2002, no single client has a receivable balance greater than 3.1% of total accounts receivable and the largest ten clients represent approximately 17.0% of the total accounts receivable balance. It is possible that the accuracy of our estimation process could be materially impacted as the composition of accounts receivable changes over time. This is especially true if the economy continues to deteriorate. We continually review and refine the estimation process to make it as reactive to these changes as possible. We cannot, however, predict accurately estimated credit losses on these accounts receivable.

Income taxes

The Company's losses have resulted in net operating loss carryforwards for which the Company has recorded a deferred tax asset. Accounting principles generally accepted in the United States require that unless it is "more likely than not" a deferred tax asset can be utilized to offset future taxes, a valuation allowance must be recorded against that asset. As a result of pretax losses in the last two years, we do not have presumptive evidence of future profitability; therefore, the Company has recorded a valuation allowance on its net current and non-current deferred tax asset. As of December 31, 2002, net current and non-current deferred tax assets are reflected net of this valuation allowance on the Consolidated Balance Sheet.

Accrued commissions

Placement associates earn commissions as a percentage of actual revenue or gross profit pursuant to a calendar year basis commission plan. For each placement associate, the amount of commissions paid as a percentage of revenue or gross profit increases as sales volume levels increase. The Company accrues commission for actual sales at a percentage equal to the percent of total expected commissions payable to total sales in the year.

Impairment

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which became effective for the Company as of January 1, 2002, the Company periodically reviews the carrying value of long-lived assets to determine if impairment has occurred. Impairment losses, if any, are recorded in the period identified. Significant judgment is required to determine whether or not impairment has occurred. The determination is made by evaluating expected future undiscounted cash flows or the anticipated recoverability of costs incurred and, if necessary, determining the amount of the loss, if any, by evaluating the fair value of the assets.

Goodwill

On June 29, 2001, the Financial Accounting Standards Board unanimously approved the issuance of two statements, SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 prohibits the use of pooling-of-interest method for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that were completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when the assets were initially recognized. Effective January 1, 2002, the Company discontinued the amortization of goodwill. We have completed the assessment of SFAS 141 and SFAS 142 impact on financial position and results of operations. As a result of this assessment, the Company recorded an impairment charge of $33.8 million. The impairment charge is classified as a cumulative effect of a change in accounting principle for the year ended December 31, 2002.

Stock-based compensation

The Company has elected to continue accounting for stock-based compensation under the intrinsic value method of accounting for stock-based compensation as provided under APB No. 25 and has disclosed pro forma net income and earnings (loss) per share amounts using the fair value based method prescribed by SFAS 123, "Accounting for Stock-Based Compensation."

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result.

RESULTS OF OPERATIONS

The following table sets forth, as a percentage of net service revenues, certain items in our Consolidated Statements of Operations for the indicated periods:

Year Ended December 31,	**2002**	2001	2000
Revenue by Segment:			
Information Technology	**44.0%**	50.3%	58.4%
Finance and Accounting	**23.7**	27.8	28.2
Health and Life Sciences	**32.3**	21.9	13.4
Net service revenues	**100.0%**	100.0%	100.0%
Revenue by Time:			
Flexible billings	**92.7%**	86.6%	77.7%
Search fees	**7.3**	13.4	22.3
Net service revenues	**100.0%**	100.0%	100.0%
Gross profit	**32.7**	38.3	44.9
Selling, general and administrative expenses	**32.8**	37.2	42.5
(Loss) income before income taxes	**(2.6)**	(2.2)	0.1
Net loss before change in accounting principle	**(2.6)**	(1.8)	(0.0)
Net loss	**(9.2)%**	(1.8)%	(0.0)%

Net service revenues. Net service revenues were $513.5 million, $658.4 million and $805.0 million for the years ended December 31, 2002, 2001 and 2000, respectively, decreasing by 22.0% during 2002 and by 18.2% during 2001. We believe the decreases in all business unit search fees and in flexible billings for Information Technology and Finance and Accounting are primarily due to continued deterioration in overall economic conditions. The net increase in flexible billings for Health and Life Sciences is partially attributable to business acquisitions and disposals made in December 2001, which contributed an approximate $18.3 million net increase in revenue for 2002. In addition, during 2001, the Company closed or sold various businesses in its Information Technology segment that contributed $5.6 million and $22.6 million in revenues for 2001 and 2000. The changes by segment and revenue type are as follows (in thousands):

	2002 Net Service Revenue	Percent Increase (Decrease)	2001 Net Service Revenue	Percent Increase (Decrease)	2000 Net Service Revenue
Information Technology					
Flex Revenue	**$215,731**	**(27.8)%**	$298,771	(21.7)%	$381,492
Search Revenue	**10,140**	**(68.7)%**	32,389	(63.5)%	88,829
Total Information Technology	**$225,871**	**(31.8)%**	$331,160	(29.6)%	$470,321
Finance and Accounting					
Flexible Revenue	**$ 99,009**	**(25.3)%**	$132,617	(7.6)%	$143,592
Search Revenue	**22,754**	**(54.7)%**	50,273	(39.7)%	83,423
Total Finance and Accounting	**$121,763**	**(33.4)%**	$182,890	(19.4)%	$ 227,015
Health and Life Sciences					
Flexible Revenue	**$161,168**	**16.8%**	$ 138,014	37.6%	$100,305
Search Revenue	**4,745**	**(25.3)%**	6,353	(13.9)%	7,379
Total Health and Life Sciences	**$165,913**	**14.9%**	$144,367	34.1%	$ 107,684
Total Flexible Revenue	**$475,908**	**(16.4)%**	$569,402	(9.0)%	$625,389
Total Search Revenue	**37,639**	**(57.7)%**	89,015	(50.4)%	179,631
Total Revenue	**$513,547**	**(22.0)%**	$658,417	(18.2)%	$805,020

Flexible billings. Total hours billed decreased 10.3% to 10.9 million hours in 2002 from 12.2 million hours in 2001 and decreased 5.8% in 2001 from 12.9 million hours in 2000. The average bill rate decreased by 7.2% to $42.69 in 2002 from $46.01 in 2001 and decreased 4.5% from $48.17 in 2000. Billable expenses decreased 10.3% in 2002 to $11.1 million from $12.4 million in 2001 offsetting a portion of the growth of 23.7% in 2001 from $10.0 million in 2000. The decrease in 2002 is attributable to a 43.6% decrease in the Information Technology segment's billable expenses. The increase in billable expenses in 2001 is primarily attributable to the growth in the Health and Life Sciences segment which typically has a higher proportion of billable expenses than the other segments. Health and Life Sciences flexible billings have continued to grow in 2002 and 2001. This increase is offset by the decreases in flexible billings in the Finance and Accounting segment and Information Technology segment. These results are primarily attributable to the generally prevailing unfavorable economic conditions.

Effective January 1, 2002, the Company reclassified reimbursable billable expenses to revenue based on the issuance of an abstract from the Emerging Issues Task Force, Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." Historically, the reimbursements were classified as a reduction of direct costs of services. The Consolidated Statements of Operations and Comprehensive Income (Loss) have been adjusted to reflect the effects of this reclassification. Billable expenses were $11.1 million, $12.4 million and $10.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. The billable expenses are reflected within flexible billings.

Search fees. Search fees decreases are primarily attributable to the continued decrease in the number of placements. Total placements decreased 54.0% to 3,203 placements in 2002 from 6,962 in 2001 and decreased 48.9% from 13,637 placements in 2000. Decreases of 7.5% in 2002 and 2.3% in the average placement fee also contributed to the results. We believe these results are primarily attributable to the generally prevailing unfavorable economic conditions.

Gross profit. Gross profit on flexible billings is determined by deducting the direct cost of services (primarily flexible personnel payroll wages, payroll taxes, payroll-related insurance, and subcontract costs) from net service revenues. Consistent with industry practices, gross profit dollars from search fees are equal to revenues, because there are generally no direct costs associated with such revenues. Gross profit decreased 33.5% to $168.0 million in 2002 and decreased 30.2% to $252.4 million in 2001 from $361.6 million in 2000. Gross profit as a percentage of net service revenues decreased to 32.7% in 2002 compared to 38.3% in 2001 and 44.9% in 2000. The decrease in gross profit percentage in 2002 and 2001 as compared to 2000, was primarily the result of a shift in business mix away from search fees. In addition, bill rates, particularly in the Information Technology segment, have declined at a faster rate than pay rates. Each of the changes is negatively impacting gross profit percentages.

Selling, general and administrative expenses. Selling, general and administrative expenses were $168.2 million, $244.8 million and $341.8 million in 2002, 2001 and 2000, respectively, decreasing by 31.3% during 2002 and 28.4% during 2001. Selling, general and administrative expenses as a percentage of net service revenues decreased to 32.8% in 2002 and 37.2% in 2001 compared to 42.5% for 2000. The decrease in selling, general and administrative expense as compared to the prior year is primarily due to a decrease in commissions and other compensation relating to the decrease in revenue, the benefits obtained from initiatives taken to re-engineer and streamline back-office operations and reductions in other selling, general and administrative expenses to better align expenses with revenue.

In 2002, selling, general and administrative expense continued to be impacted by realignment of the field organization for greater customer focus and alignment of operating costs and balance sheet accounts with the Company's decreased revenue base. The costs included i) $2.8 million, including a $2.3 million cancellation fee, to change our outsourced data center vendor, ii) $1.4 million in severance costs associated with management changes and iii) $1.6 million in impairment losses on capitalized software.

Selling, general and administrative costs in 2001, included i) $2.3 million for severance costs associated with the planned reduction in field associates and management as well as corporate and administrative personnel, ii) $1.3 million for impairment losses on capitalized software, iii) $2.1 million of costs for consolidation of offices and iv) a $4.6 million loss on the sale of our training business.

Depreciation and amortization. Depreciation and amortization expenses were $9.6 million, $17.3 million and $18.4 million in 2002, 2001 and 2000, respectively, representing 44.4% and 6.0% decreases during 2002 and 2001, respectively. Depreciation and amortization expense as a percentage of net service revenue decreased to 1.9% in 2002 from 2.6% for 2001 and 2.3% for 2000. The decrease in expense in 2002 as compared to 2001 was primarily due to the discontinuation of amortization of goodwill in accordance with SFAS 142 which the Company implemented on January 1, 2002; decreased amortization of computer software relating to impairment charges that reduced the carrying value of capital software in 2001 and 2002; and the decrease in the amount of owned assets. Goodwill amortization for each of the years ended December 31, 2001 and 2000 was $4.2 million.

Other expense. Other expense was $3.2 million in 2002, $4.5 million in 2001 and $0.1 million in 2000. The decrease in the expense in 2002 resulted from the decrease in interest expense due to the reduction of debt balance and a reduction in loss on the disposal of assets. The increase in the loss in 2001 is primarily a result of interest payments on the December 2000 credit facility borrowings for the repurchase of $55.0 million of common shares, as well as an increase in the loss on disposal of assets related to the alignment of operating costs and balance sheet accounts to the declining revenue base.

(Loss) income before income taxes and accounting change. The (loss) income before income taxes of $(13.1) million in 2002, $(14.2) million in 2001 and $1.2 million in 2000, is primarily the result of changes in net service revenues and gross margin and reduced selling, general and administrative expenses discussed above.

(Benefit) provision for income taxes. The income tax provision for 2002 was $0.1 million, the income tax benefit for 2001 was $(2.1) million, and the income tax provision for 2000 was $1.5 million. The effective tax provision rate was 0.2% in 2002, the effective tax benefit rate was 14.7% in 2001 and the effective tax provision rate was 123.8% in 2000. The 2002 effective tax rate of 0.2% is due to the establishment of a valuation allowance against the deferred tax benefit of 2002 federal and state net operating losses. The income tax benefit in 2001 is due to the net operating losses for those years. The effective tax rate in 2000 was high primarily due to the non-deductibility of amortization of goodwill and 50% of meals and entertainment expenses.

Cumulative effect of Change in Accounting Principle. The Company has adopted SFAS 142 as of January 1, 2002. SFAS 142 requires goodwill and intangible assets with indefinite useful lives to be tested for impairment on an annual basis. As a result of this impairment test, the Company recorded an impairment of approximately $33.8 million, consisting of $11.1 million and $22.7 million for the Human Resources and the Information Technology units, respectively, which is classified as a cumulative effect of a change in accounting principle for the year ended December 31, 2002. Subsequent impairments, if any, will be classified as an operating expense.

Conditions contributing to the goodwill impairment are negative industry and economic trends which have lowered profits and cash flows over the last 18 months and which continue to impact earnings forecasts.

Net loss. The net loss was $47.0 million in 2002, $12.1 million for 2001 and $0.3 million for 2000. The losses were primarily the result of those items discussed above.

The Company continues to evaluate its operating costs and balance sheet accounts to the extent its revenue base declines. Costs for the consolidation of offices, severance and streamlining of operations and impairment of assets and goodwill could negatively affect net income in future years.

LIQUIDITY AND CAPITAL RESOURCES

Our sources of liquidity include approximately $1.1 million in cash and cash equivalents and approximately $31.1 million in additional net working capital. In addition, we have approximately $22.0 million outstanding under the $100 million Amended and Restated Credit Facility with a syndicate of four banks lead by Bank of America ("the Credit Facility"). This Credit Facility, which was amended on December 6, 2002, terminates November 3, 2005. The Credit Facility provides for a maximum revolving credit facility of $100 million (not to exceed 85% of our "Eligible Receivables" as such term is defined in the Credit Facility). Borrowings under the Credit Facility are secured by all of the assets of Kforce and its subsidiaries. Amounts borrowed under the Credit Facility bear interest at rates ranging from Prime to Prime plus 0.75% or LIBOR plus 1.75% to LIBOR plus 3.25%, pursuant to certain financial performance targets as set forth in the Credit Facility. Pricing is fixed for one year at LIBOR plus 2.25%. After one year, pricing changes quarterly based on the previous four quarters' performance. Under the terms of the Credit Facility, we are prohibited from making any dividend distributions. The terms of the Credit Facility also include certain financial covenants should the total amount borrowed under the Credit Facility exceed specified amounts. These financial covenants include measurement of quarterly EBITDA as compared to our

EBITDA projections. Our borrowings as of March 27, 2003 and December 31, 2002 do not exceed the specified amounts at which these financial covenants apply, and at no time during the history of the Credit Facility have we triggered such covenants.

The Board of Directors has authorized the repurchase of up to $115 million of our common stock on the open market, from time to time, depending on market conditions. The Credit Facility contains a provision that allows Kforce to repurchase $25 million of common stock per year. As of December 31, 2002, we had repurchased approximately 19.2 million shares for $104.5 million under this plan. Approximately $10.5 million was available under current board authorization and $17.8 million was available under the current Credit Facility limitations as of December 31, 2002. Additional stock repurchases may have a material impact on the cash flow requirements for the next twelve months.

The Credit Facility also contains a provision that limits the amount of capital expenditures that Kforce may make in any fiscal year to $6 million. Total capital expenditures in 2002 were $0.6 million.

In April 2001, we entered into two fixed interest rate swap contracts in relation to a portion of the Credit Facility for a total notional amount of $22 million with terms expiring no later than May 2003. Effective October 24, 2001, we obtained a lower interest rate and extended the expiration date to October 2003 on $12 million of the swap contracts. The contracts, which were classified as cash flow hedges, effectively convert a portion of our outstanding debt under the Credit Facility to a fixed rate basis, thus reducing the impact of interest rate changes on future income. The differential between floating rate receipts and fixed rate payments is accrued as market rates fluctuate and recognized as an adjustment to interest expense. Consistent with SFAS 133, we recorded the fair value of the interest rate swap contracts, approximately $373,000 net of income taxes, in other liabilities and accumulated other comprehensive loss as of December 31, 2001. On December 16, 2002, the Company paid $0.5 million to the counterparty to cancel both swaps. We are amortizing the fair value of the swaps as of the cancellation date over the remaining life of the swaps. In March 2003, we entered into a fixed interest rate swap contract for a notional amount of $10 million expiring in March 2005. This contract has been classified as a cash flow hedge pursuant to SFAS 133.

During the year ended December 31, 2002, cash flow provided by operations was approximately $14.8 million, resulting primarily from noncash adjustments for depreciation and amortization, loss on the sale or impairment of assets and the cumulative effect of the change in accounting principle impairment of goodwill, and a decrease in accounts receivable as a result of the reduction in revenues and income tax refunds received.

During 2002, cash flow provided by investing activities was approximately $0.1 million, resulting from approximately $0.7 million in proceeds from notes receivable offset by $0.6 million in capital expenditures.

For the year 2002, cash flow used in financing activities was approximately $14.1 million, resulting primarily from the use of $7.2 million for the repurchase of 1.8 million shares of outstanding stock through open market purchases and repayments on the Credit Facility of approximately $6.2 million. No additional shares of common stock have been repurchased subsequent to December 31, 2002.

We believe that cash flow from operations and borrowings under our credit facility will be adequate to meet the working capital requirements of current operations for at least the next twelve months. However, further deterioration in the business environment and market conditions could negatively impact operating results and liquidity. There is no assurance (i) that we will be able to obtain financing in amounts sufficient to meet operating requirements or at terms which are satisfactory and which allow us to remain competitive, or (ii) that we will be able to meet the financial covenants contained in the Credit Facility. If we currently had borrowed sufficient funds to trigger the financial covenants in the Credit Facility, we would not be in compliance with such covenants. Our expectation that existing resources will fund working capital requirements is a forward-looking statement that is subject to risks and uncertainties. Actual results could differ from those indicated as a result of a number of factors, including the use of such resources for possible acquisitions and the announced stock repurchase plan.

Note Payable Guarantee

In June 2001, we purchased from a bank a note receivable from a former officer that we had previously guaranteed. At December 31, 2001, the balance, including accrued interest receivable, was approximately $2.0 million. The entire note balance was written off against the reserve in December 2002.

Restricted Stock Issuances

In 2001, we granted approximately 194,000 shares of nonvested restricted stock to certain members of management, not including the Chief Executive Officer, in lieu of a cash bonus. These shares vested in February 2003.

In January 2002, we announced that executive management, inside directors and certain other employees were voluntarily reducing their salary and cash bonus potential in 2002 in exchange for restricted stock. Under this program, 223,800 shares were assigned. The shares vest over a five year period with an acceleration clause if certain Kforce common stock price thresholds are met. During 2002, 17,658 shares were forfeited and 1,152 shares were issued under this plan due to employee terminations.

Acquisitions and Divestitures

In December 2001, we purchased all the outstanding shares of capital stock of Emergency Response Staffing Inc. ("ERS") and certain assets of Scientific Staffing Inc. ("SSI"), whose results subsequent to the acquisitions are incorporated within the Health and Life Sciences business segment. ERS provided nurses on a permanent and temporary basis to its customers in the United States. SSI provided scientific personnel on a permanent and temporary basis to its customers in the United States. Both acquisitions expand our presence in the Health and Life Sciences business segment.

As consideration for the purchase of SSI, we sold certain assets of our legal staffing business, which was part of the Health and Life Sciences business segment. A gain of $537,000 was recorded on the sale of the legal staffing operations.

In the first quarter of 2001, we consolidated our unprofitable solutions business, Kforce Consulting, into our Information Technology division. This business contributed revenues of $3.1 million to the Information Technology segment in 2001 versus $17.6 million in 2000.

In December 2001, we sold our training business to a member of its management. This individual is no longer employed by us. The training business had revenues of $2.5 million and $5.0 million in 2001 and 2000, respectively. Operating losses for this business were $1.8 million and $0.3 million in 2001 and 2000, respectively. As a result of the sale of this business, we recorded a loss of $4.6 million, which included a net write-off of $2.7 million of goodwill as well as a write-off of other assets specifically related to this business not included in the sale.

In the fourth quarter of 2002, the Company disposed of its Human Resources business, a portion of the Information Technology segment. The Human Resources business contributed revenue of $4 million, $12.8 million and $22.7 million, respectively, for the years ended 2002, 2001 and 2000, respectively.

Income Tax Audits

The Company completed a U.S. Internal Revenue Service audit in 2002 for its tax years ending December 31, 1999 and 1998. The audit was concluded with no adverse findings or assessments by the Internal Revenue Service.

We are also periodically subject to state and other local income tax audits for various tax years. Ongoing audits for which no final determinations have been made include those for the states of New York, Connecticut and Massachusetts.

Risk Factors

In addition to those items described in this section, we are also exposed to additional issues as discussed in the Risk Factors section in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission. These items could have a material adverse effect on our operating results, borrowing capacity and cash position.

New Accounting Pronouncements

The FASB recently issued the following SFAS's, and the Company is currently determining the impact that these standards will have on its financial statements.

- In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it occurred. The standard is effective for fiscal years beginning after June 15, 2002.
- In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB 13, and Technical Corrections." SFAS 145 rescinds FASB No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of the Statement FASB 64, "Extinguishments of Debt Made to Satisfy Sinking Fund Requirements." SFAS 145 also rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and FASB 13, "Accounting for Leases," eliminating an inconsistency between certain sale-leaseback transactions. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002.
- In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Kforce Inc.:

We have audited the accompanying consolidated balance sheets of Kforce Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive income (loss), of stockholders' equity, and of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Deloitte & Touche LLP
Certified Public Accountants

Tampa, Florida
February 3, 2003

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

December 31,	2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,053	$ 255
Trade receivables, net of allowance for doubtful accounts and fallouts of $5,827 and $5,470, respectively	63,092	71,133
Income tax refund receivable	809	5,233
Deferred tax asset	—	4,037
Prepaid expenses and other current assets	3,838	4,956
Total current assets	68,792	85,614
Receivables from officers and related parties, net of allowance of $300 in 2001	—	726
Fixed assets, net	9,605	15,367
Deferred tax asset, non-current	—	1,847
Other assets, net	11,982	23,414
Goodwill	61,798	95,804
Total assets	$152,177	$222,772
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and other accrued liabilities	$ 14,603	$ 14,231
Accrued payroll costs	19,282	21,326
Bank overdrafts	2,523	6,974
Income taxes payable	258	—
Total current liabilities	36,666	42,531
Long-term debt	22,000	28,185
Other long-term liabilities	7,923	13,247
Total liabilities	66,589	83,963
Commitments and contingencies (Note 13)		
Stockholders' Equity:		
Preferred stock, $0.01 par; 15,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par; 250,000 shares authorized, 48,544 and 48,264 issued, respectively	485	483
Additional paid-in capital	196,510	195,177
Accumulated other comprehensive loss	(305)	(596)
Unamortized stock-based compensation	(894)	—
(Accumulated deficit) retained earnings	(12,756)	34,275
Less reacquired shares at cost; 18,286 and 16,524 shares, respectively	(97,452)	(90,530)
Total stockholders' equity	85,588	138,809
Total liabilities and stockholders' equity	$152,177	$222,772

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share amounts)

Years Ended December 31,	2002	2001	2000
Net service revenues	$513,547	$658,417	$805,020
Direct costs of services	345,585	406,017	443,464
Gross profit	167,962	252,400	361,556
Selling, general and administrative expenses	168,233	244,792	341,812
Depreciation and amortization	9,629	17,325	18,440
(Loss) income from operations	(9,900)	(9,717)	1,304
Other expense (income):			
Dividend and interest income	(137)	(296)	(288)
Interest expense	2,200	3,577	734
Other expense (income), net	1,143	1,179	(333)
(Loss) income before income taxes and cumulative effect of change in accounting principle	(13,106)	(14,177)	1,191
(Provision) benefit for income taxes	(102)	2,089	(1,474)
Net loss before cumulative effect of change in accounting principle	(13,208)	(12,088)	(283)
Cumulative effect of change in accounting principle	(33,823)	—	—
Net loss	(47,031)	(12,088)	(283)
Other comprehensive income (loss):			
Foreign currency translation	—	44	(97)
Cash flow hedges, net of taxes	—	(373)	—
Comprehensive loss	$ (47,031)	$ (12,417)	$ (380)
Net loss per share before cumulative effect of change in accounting principle:			
Basic and diluted	$(0.42)	$(0.38)	$(0.01)
Weighted average shares:			
Basic and diluted	31,577	31,711	42,886
Net loss per share:			
Basic and diluted	$(1.49)	$(0.38)	$(0.01)
Weighted average shares:			
Basic and diluted	31,577	31,711	42,886

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years Ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net loss	$(47,031)	$(12,088)	$ (283)
Adjustments to reconcile net loss to cash provided by operating activities:			
Depreciation and amortization	9,629	17,325	18,440
Provision for fallouts and bad debts on accounts and notes receivable	1,430	10,059	7,106
Deferred income tax benefit (provision)	363	239	(865)
Restricted stock grant charges	—	823	—
Amortization of stock-based compensation	212	—	—
Amortization of hedged interest expense	46	—	—
Loss on asset sales/disposals	1,078	1,442	830
Loss on recognition of currency translation	223	—	—
Loss on asset impairment	1,608	1,273	—
Loss on impairment of goodwill	33,823	—	—
Loss on sale of training business	—	4,608	—
Gain on sale of legal staffing business	—	(537)	—
Deferred compensation expense, net	333	1,057	(3,213)
(Increase) decrease in operating assets:			
Trade and notes receivables, net	6,611	46,388	(20,491)
Prepaid expenses and other current assets	1,118	(2,017)	(13)
Income tax receivable	9,899	(4,984)	—
Other assets, net	649	(1,702)	(5,088)
Increase (decrease) in operating liabilities:			
Accounts payable and other accrued liabilities	555	(4,356)	(6,716)
Accrued payroll costs	(1,069)	(14,100)	8,016
Bank overdrafts	(4,451)	(1,109)	2,260
Income tax refund or payable	292	(2,136)	26,174
Other long-term liabilities	(474)	714	(1,059)
Cash provided by operating activities	14,844	40,899	25,098
Cash flows from investing activities:			
Capital expenditures, net	(596)	(6,372)	(6,408)
Acquisitions, net	—	(3,524)	(1,221)
Payments on notes receivable from related parties	666	54	—
Cash provided by (used in) investing activities	70	(9,842)	(7,629)
Cash flows from financing activities:			
Proceeds from bank line of credit	—	—	55,000
Repayments on bank line of credit	(6,185)	(16,815)	(10,000)
Payment of hedge interest	(554)	—	—
Repayment of notes acquired in acquisition, net of cash acquired	—	(1,517)	—
Payments on capital lease obligations	—	—	(481)
Payments on notes payable to related parties	—	—	(2,000)
Loan origination fees	(404)	—	—
Proceeds from exercise of stock options	262	206	2,513
Repurchases of common stock	(7,235)	(14,585)	(12,699)
Repurchase of common stock in tender offer	—	—	(55,759)
Cash used in financing activities	(14,116)	(32,711)	(23,426)
Change in cash and cash equivalents	798	(1,654)	(5,957)
Currency translation adjustment	—	44	(97)
Cash and cash equivalents at beginning of year	255	1,865	7,919
Cash and cash equivalents at end of year	$ 1,053	$ 255	$ 1,865

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

Years Ended December 31,	2002	2001	2000
Common stock—shares:			
Shares at beginning of period	48,264	46,959	46,687
Exercise of stock options	77	63	272
Stock issued for business acquired	202	1,242	—
Restricted Stock	1	—	—
Shares at end of Period	48,544	48,264	46,959
Common stock—par value:			
Balance at beginning of period	$ 483	$ 470	$ 467
Exercise of stock options	—	1	3
Stock issued for business acquired	2	12	—
Balance at end of Period	$ 485	$ 483	$ 470
Additional paid-in capital:			
Balance at beginning of period	$195,177	$191,007	$ 187,262
Exercise of stock options	262	205	2,510
Disqualifying dispositions	34	4	995
401K matching contribution	—	(502)	406
Deferred compensation plan net contributions	(28)	(572)	—
Employee stock purchase plan contribution	(39)	(2,076)	(166)
Stock issued for business acquired	(2)	6,288	—
Issuance of restricted stock	1,106	823	—
Balance at end of Period	$196,510	$195,177	$191,007
Accumulated other comprehensive loss:			
Balance at beginning of period	$ (596)	$ (267)	$ (170)
Foreign currency translation adjustment	223	44	(97)
Change in fair value of cash flow hedges, net of taxes	40	(373)	—
Amortization of hedged interest expense	28	—	—
Balance at end of Period	$ (305)	$ (596)	$ (267)
Unamortized stock-based compensation:			
Balance at beginning of period	$ —	$ —	$ —
Issuance of restricted stock, net	1,106	—	—
Amortization of stock-based compensation	212	—	—
Balance at end of Period	$ 894	$ —	$ —
(Accumulated deficit) retained earnings:			
Balance at beginning of period	$ 34,275	$ 46,363	$ 46,646
Net (loss) income	(47,031)	(12,088)	(283)
Balance at end of Period	$ (12,756)	$ 34,275	$ 46,363
Treasury stock—shares:			
Shares at beginning of period	16,524	14,802	2,613
401K matching contribution	—	(242)	(72)
Deferred compensation plan net (contributions)/forfeitures	105	(286)	—
Employee stock purchase plan contribution	(162)	(699)	(217)
Repurchase of common stock	1,819	2,949	12,478
Shares at end of Period	18,286	16,524	14,802
Treasury stock—cost:			
Balance at beginning of period	$ (90,530)	$ (82,536)	$ (16,000)
401K matching contribution	—	1,349	479
Deferred compensation plan net (contributions)/forfeitures	(575)	1,361	—
Employee stock purchase plan contribution	888	3,881	1,443
Repurchase of common stock	(7,235)	(14,585)	(68,458)
Balance at end of Period	$ (97,452)	$ (90,530)	$ (82,536)

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Kforce Inc. and subsidiaries (the "Company") is a provider of professional staffing services in 69 locations in 40 markets in the United States. The Company provides its customers staffing services in the following specialties: Information Technology, Finance and Accounting, and Health and Life Sciences. The Company provides flexible staffing services on both a temporary and contract basis and provides search services on both a contingency and retained basis. The Company serves clients from the Fortune 1000 as well as local and regional, small to mid-size companies.

Principles of Consolidation

The consolidated financial statements include the accounts of Kforce Inc. and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Reclassification

Certain amounts reported for prior periods have been reclassified to be consistent with the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company classifies all highly liquid investments with an initial maturity of three months or less as cash equivalents.

Allowance for Doubtful Accounts and Fallouts

The Company has established a reserve for expected credit losses and fallouts on trade receivables based on our past experience and expectations of potential future write offs. As a result of an ongoing analysis of factors including recent write off trends, changes in economic conditions, and concentration of accounts receivables among clients, we have increased the allowance as percentage of gross accounts receivable by 1.3% from 7.1% as of December 31, 2001 to 8.4% as of December 31, 2002. No single client has a receivable balance greater than 3.1% of the total accounts receivable and the top ten clients represent approximately 17.0% of the total accounts receivable balance.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the terms of the related leases, which range from three to fifteen years.

Income Taxes

The Company accounts for income taxes under the principles of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between the financial statement carrying amounts and the tax bases of the other assets and liabilities. The tax benefits of deductions attributable to the employees' disqualifying dispositions of shares obtained from incentive stock options are reflected as increases in additional paid-in capital.

The Company's losses have resulted in net operating loss carryforwards for which the Company has recorded a deferred tax asset. SFAS 109 requires that unless it is "more likely than not" that a deferred tax asset can be utilized to offset future taxes, a valuation allowance must be recorded against that asset. As a result of operating losses in the last two years, the Company has recorded a valuation allowance on its entire current and non-current deferred tax asset. As of December 31, 2002, current and non-current deferred tax assets are reflected net of this valuation allowance on the Consolidated Balance Sheet.

Fair Value of Financial Instruments

The Company, using available market information and appropriate valuation methodologies, has determined the estimated fair value of financial instruments. However, considerable judgment is required in interpreting data to develop the estimates of fair value. The fair values of the Company's financial instruments are estimated based on current market rates and instruments with the same risk and maturities. The fair value of long-term debt approximates its carrying value due to the variable interest rate applicable to the debt.

Goodwill

In accordance with SFAS 142, "Goodwill and Other Intangible Assets," the Company discontinued the amortization of goodwill effective January 1, 2002. At December 31, 2002 and 2001, goodwill, net of accumulated amortization, was $61,798 and $95,804. Goodwill amortization expense was $4,155 and $4,231 for years ended December 31, 2001 and 2000, respectively. Due to a change in allocation of the purchase price for the acquisitions made in December 2001 a reduction in the gross carrying value of $183 was made in 2002. As a result of the impairment test required by SFAS 142, the Company recorded an impairment charge of $33.8

million consisting of $11.1 million and $22.7 million for the Human Resources and Information Technology units, respectively. The impairment charge is classified as a cumulative effect of a change in accounting principle for the year ended December 31, 2002.

Impairment of Long-Lived Assets

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which became effective for the Company as of January 1, 2002, the Company periodically reviews the carrying value of long-lived assets to determine if impairment has occurred. Impairment losses, if any, are recorded in the period identified. Significant judgment is required to determine whether or not impairment has occurred. The determination is made by evaluating expected future undiscounted cash flows or the anticipated recoverability of costs incurred and, if necessary, determining the amount of the loss, if any, by evaluating the fair value of the assets.

Capitalized Software

The Company develops and implements new computer software to enhance the performance of its accounting and operating systems. The Company accounts for direct internal and external costs subsequent to the preliminary stage of the projects under the principles of SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Software development costs are being capitalized and classified as other assets and amortized over the estimated useful life of the software (typically three years) using the straight-line method. Direct internal costs, such as payroll and payroll-related costs, and external costs during the development stage of each of these projects have been capitalized and classified as capitalized software.

Deferred Loan Costs

Costs incurred to secure the Company's Credit Facility have been capitalized and are being amortized over the terms of the related agreements using the straight-line method, which approximates the interest method.

Acquisition Intangibles

Acquisition purchase price has been allocated to non-compete agreements and customer lists. These assets have been capitalized and are being amortized on a straight-line basis over the estimated useful lives of the assets.

Commissions

Placement associates earn commissions as a percentage of actual revenue or gross profit pursuant to a calendar year basis commission plan. For each placement associate, the amount of commissions paid as a percentage of revenue or gross profit increases as sales volume levels increase. The Company accrues commission for actual sales at a percentage equal to the percent of total expected commissions payable to total sales in the year.

Stock-Based Compensation

The Company has elected to continue accounting for stock-based compensation under the intrinsic value method of accounting for stock-based compensation as provided under APB No. 25 and has disclosed pro forma net income and earnings (loss) per share amounts using the fair value based method prescribed by SFAS 123, "Accounting for Stock-Based Compensation."

Self-Insurance

The Company offers employee benefit programs, including workers compensation and health insurance, for all eligible employees for which the Company is self-insured for a portion of the cost. The Company is liable for claims up to $150 per claim and aggregate claims up to a defined yearly payment limit. All full-time employees and salaried consultants are eligible to participate in the program. Self-insurance costs are accrued using estimates to approximate the liability for reported claims and claims incurred but not reported.

Revenue Recognition

Net service revenues consist of search fees and flexible billings inclusive of billable expenses, net of credits, discounts and fallouts. The Company recognizes flexible billings based on hours worked by assigned personnel on a weekly basis. Search revenues are recognized upon placement, net of an allowance for "fallouts." Fallouts are search placements that do not complete the contingency period. Contingency periods are typically less than ninety days.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is comprised of foreign currency translation adjustments, which arise primarily from activities of the Company's Canadian operations, and unrealized gains and losses from changes in the fair value of certain derivative instruments that qualify for hedge accounting under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities."

Foreign Currency Translation Adjustments

Results of operations from the Company's Canadian operations are translated using the weighted average exchange rates during the period, while assets and liabilities are translated into U.S. dollars using current or historical rates at the end of the period depending upon the related assets. Resulting foreign currency translation adjustments are recorded in Other Comprehensive Income (Loss).

Accounting for Derivatives

Effective for the Company as of January 1, 2001, SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It also requires that all derivatives and hedging activities be recognized as either assets or liabilities in the balance sheet and be measured at fair value. Gains or losses resulting from the changes in fair value of derivatives are recognized in net income (loss) or recorded in other comprehensive income (loss), and recognized in the statement of operations when the hedged item affects earnings, depending upon the purpose of the derivatives and whether they qualify for hedge accounting treatment. Prior to January 1, 2001, the Company had no derivative activities. The Company's policy is to designate at a derivative's inception the specific assets, liabilities, or future commitments being hedged and monitor the derivative to determine if it remains an effective hedge. The Company does not enter into or hold derivatives for trading or speculative purposes.

Earnings Per Share

Under SFAS 128, "Earnings Per Share," basic earnings (loss) per share is computed as earnings divided by weighted average shares outstanding. Diluted earnings (loss) per share include the dilutive effects of stock options and other potentially dilutive securities such as nonvested stock grants.

Options that were outstanding, but were anti-dilutive, and were therefore excluded from the computation of diluted shares, totaled 4,551, 6,375 and 5,751 shares of common stock, for 2002, 2001 and 2000, respectively. Outstanding option prices per share range from $0.980 to $31.50 in 2002, 2001 and 2000. The options, which expire on various dates ranging from January 2005 to December 2011, were still outstanding at December 31, 2002.

As of December 31, 2002 and 2001, 205 (net of forfeitures) and 194 non-vested restricted shares of stock were outstanding but were antidilutive because of the net loss position of the Company.

Recently Issued Accounting Pronouncements

Effective January 1, 2002, the Company reclassified billable expenses to revenue based on the Emerging Issues Task Force, Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred." Historically, the reimbursements were classified as direct costs of services in the Consolidated Statements of Operations and Comprehensive Income (Loss). All prior period information has been adjusted to comparably reflect the effects of this reclassification. Billable expenses were $11,123, $12,394 and $10,023 and for years ended 2002, 2001 and 2000, respectively.

Effective January 1, 2002, the Company adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS 121, the accounting model for long-lived assets, including discontinued operations, and the provisions of APB Opinion No. 30, "Reporting Results of Operations—Reporting the effects of Disposal of a Segment of a Business," for the disposal of segments of business. SFAS 144 requires that long-lived assets be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with the operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions in SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. There was no impact on the Company's financial position or results of operations as a result of adopting this standard.

The FASB recently issued the following SFAS's, and the Company is currently determining the impact that these standards will have on its financial statements.

- In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it occurred. The standard is effective for fiscal years beginning after June 15, 2002.
- In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB 13, and Technical Corrections." SFAS 145 rescinds FASB No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, FASB 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS 145 also rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers," and FASB 13, "Accounting for Leases," eliminating an inconsistency between certain sale-leaseback transactions. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002.
- In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires costs associated with exit or disposal activities to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

2. FIXED ASSETS

Major classifications of fixed assets and related asset lives are summarized as follows:

December 31,	Useful Life	**2002**	2001
Land		**$ 1,310**	$ 1,310
Furniture and equipment	5- 7 years	**10,942**	16,066
Computer equipment	3- 5 years	**3,682**	17,882
Leasehold improvements	3-15 years	**5,147**	5,507
		21,081	40,765
Less accumulated depreciation		**11,476**	25,398
		$ 9,605	$15,367

The Company purchased assets for $372 and $3,194 during 2002 and 2001, respectively. Depreciation expense during 2002, 2001 and 2000 was $5,024, $8,767 and $10,220, respectively. The Company recognized losses on the sale or disposal of assets of $1,078, $1,442 and $830 for the years ended 2002, 2001 and 2000, respectively. The reduction in assets is a result of the reduction in headcounts, centralization of processes and lease verses purchase decisions.

Land consists of a parcel of property adjacent to the site of the corporate headquarters building.

3. INCOME TAXES

The benefit (provision) for income taxes consists of the following:

December 31,	**2002**	2001	2000
Current:			
Federal	**$ —**	$2,733	$(2,025)
State	**261**	(405)	(314)
Deferred	**23,914**	(239)	865
Valuation Allowance	**(24,277)**	—	—
	$ (102)	$2,089	$(1,474)

The benefit (provision) for income taxes shown above varied from the statutory federal income tax rates for those periods as follows:

December 31,	**2002**	2001	2000
Federal income tax rate	**35.0%**	35.0%	(34.0)%
State income taxes, net of federal tax benefit	**3.0**	2.9	(3.3)
Non-deductible items	**12.5**	(20.8)	(56.6)
Goodwill amortization	**—**	(2.4)	(30.4)
Deferred tax asset valuation Allowance	**(50.7)**	—	—
Other	**—**	—	0.6
Effective tax rate	**(0.2)%**	14.7%	(123.7)%

Nondeductible items consist of IRS audit adjustments and the portion of meals and entertainment expenses not deductible.

Deferred income tax assets and liabilities shown on the balance sheet are comprised of the following:

December 31,	**2002**	2001
Deferred taxes, current:		
Assets		
Allowance for bad debts	**$ 2,304**	$ 2,456
Accrued liabilities	**1,198**	1,613
	3,502	4,069
Liabilities		
Accrued liabilities	**—**	(32)
Valuation allowance	**(3,502)**	—
Net deferred tax asset	**$ —**	$ 4,037
Deferred taxes, non-current:		
Assets		
Deferred compensation	**$ 4,438**	$ 4,217
Federal net operating loss carryforward	**13,392**	697
State net operating loss carryforward	**4,087**	1,205
Other	**500**	—
	22,417	6,119
Liabilities		
Depreciation and amortization	**(1,642)**	(4,272)
Valuation allowance	**(20,775)**	—
Net deferred tax asset	**$ —**	$ 1,847

At December 31, 2002, the Company had federal net operating loss carryfowards of approximately $38,000, consisting of $292 carryforward from 2001 which expires in 2021, and a $37,970 taxable loss in 2002 which expires in 2022. The 2002 federal taxable loss included deductions of $28,443 related to the acquisition of intangible assets in earlier years. Further, the Company has approximately $60,000 of state tax net operating losses which will be carried forward to be offset against future state taxable income. The amount of the state tax net operating loss carryforward expires in varying amounts through 2022.

In 2002, the Company carried back $19,502 of 2001 federal net operating losses to earlier years for a refund of federal taxes paid of $6,582.

The Company completed a U.S. Internal Revenue Service audit in 2002 for its tax years ended December 31, 1999 and 1998. The audit was concluded with no adverse findings or assessments by the Internal Revenue Service.

We are also periodically subject to state and other local income tax audits for various tax years. Ongoing audits for which no final determinations have been made include those for the states of New York, Connecticut and Massachusetts.

4. OTHER ASSETS

December 31,	2002	2001
Cash surrender value of life insurance policies	$ 7,301	$12,591
Capitalized software, net of amortization	1,105	5,805
Prepaid rent—Ybor headquarters, net of amortization	1,405	1,989
Intangible assets from acquisitions net of amortization	1,223	1,807
Deferred loan cost, net of amortization	948	1,222
	$11,982	$23,414

Cash surrender value of life insurance policies relates to policies maintained by the Company that could be used to fund obligations under the Deferred Compensation Plan (Note 9) with cash surrender values of $7,301 and $12,591 at December 31, 2002 and 2001, respectively.

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company periodically reviews the carrying value of long-lived assets to determine if impairment has occurred. During the year ended December 31, 2002, the Company reviewed its customer relationship management (CRM) software and other software which the Company had purchased but not implemented. Based on this review, it was determined that a significant redesign of the CRM software is needed and that the current value of the CRM software was impaired and that, based on the Company's current revenue base, certain purchased software would not be implemented by the Company. Impairment losses of $1,608 relating to the reviews have been recognized by the Company for the year ended December 31, 2002. For the year ended December 31, 2001, the Company recognized losses of $1,273 relating to the write off of capitalized software due to a change in the extent to which a portion of the software was being used. The impairment losses are recorded as a component of selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company purchased capitalized software for $255 and $3,367 during 2002 and 2001, respectively. Accumulated amortization on capitalized software was $2,133 and $5,023, as of December 31, 2002 and 2001, respectively. Amortization expense on capitalized software during 2002, 2001 and 2000, was $3,347, $4,203 and $3,330, respectively.

As part of the agreement with the landlord of the new headquarters, the Company was required to prepay lease costs relating to building upgrades above a base amount. This amount is being amortized over the 15 year term of the lease.

Accumulated amortization on intangible assets from acquisitions was $454 and $0 as of December 31, 2002 and 2001, respectively. The Company has included the value of other acquisition non-compete agreements totaling $125 at December 31, 2001 in Other Assets. The noncompete agreements were being amortized on a straight-line basis over the lives of the related employment agreements. Amortization expense for these non-compete agreements was $125, $63 and $83 for the year ended December 31, 2002, 2001 and 2000, respectively. The agreements were fully amortized in the year ended December 31, 2002.

Amortization expense of deferred loan costs was $678, $200 and $659 in 2002, 2001 and 2000, respectively. Additional deferred loan costs of $404 were incurred in 2002, in connection with the execution of the fifth amendment to our Credit Facility.

5. GOODWILL

Effective July 1, 2001, the Company adopted SFAS 141, "Business Combinations." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not have an impact on the results of operations, financial position or liquidity of the Company.

In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. SFAS 142 requires goodwill and intangible assets with indefinite useful lives to no longer be amortized, but instead be tested for impairment on an annual basis.

SFAS 142 provided a six-month transitional period from the effective date of adoption for the Company to perform an assessment of whether there is an indication that goodwill is impaired. To the extent that an indication of impairment existed, the Company was required to perform a second test to measure the amount of the impairment. In the first step, the Company identified its reporting units and determined the carrying value of each by assigning the Company's assets and liabilities, including existing goodwill, to them as of January 1, 2002. The Company identified its reporting units as Information Technology, Finance and Accounting, Health and Life Sciences and Human Resources. For purposes of reporting, the Human Resources business line is part of the Information Technology reporting segment, but based on analysis under SFAS 142, the Company has determined that the business line meets the criteria of a reporting unit. The Company then determined the fair value of each reporting unit utilizing an independent appraiser, by using a combination of present value and several earning valuation techniques and comparing the fair values to the carrying values of each reporting unit. The Company completed this first step, as of June 30, 2002, and determined that an impairment may have existed in the Information Technology and Human Resources units.

In the second step, the Company compared the implied fair values of the affected reporting units' goodwill to the carrying value to determine the amount of the impairment. The fair value of goodwill was determined by allocating the reporting units' fair value to all of their assets and liabilities in a manner similar to a purchase price allocation in accordance with SFAS 141. The Company completed the second step in the fourth quarter of 2002. As a result of this impairment test, the Company recorded an impairment charge of $33.8 million consisting of $11.1 million and $22.7 million for the Human Resources and Information Technology units, respectively. The impairment charge is classified as the cumulative effect of a change in accounting principle in the Consolidated Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2002.

Conditions contributing to the goodwill impairment are negative industry and economic trends which have lowered profits and cash flows over the last 18 months and which continue to impact earnings forecasts.

A reconciliation of net loss and loss per share reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) to the pro forma amounts adjusted for the exclusion of goodwill amortization, net of the related income (loss) tax effect, is presented below. The unaudited pro forma results reflecting the exclusion of goodwill amortization have been prepared only to demonstrate the impact of goodwill amortization on net income (loss) and earnings (loss) per share and are for comparative purposes only.

December 31,	**2002**	2001	2000
Reported net loss	**$(47,031)**	$(12,088)	$ (283)
Add: Goodwill amortization, net of income tax	—	2,956	3,003
Adjusted net income (loss)	**$(47,031)**	$ (9,132)	$2,720
Net loss per share—basic and diluted	**$(1.49)**	$(0.38)	$(0.01)
Add: Goodwill amortization net of income tax	—	0.09	0.07
Adjusted net income (loss) per share—basic and diluted	**$(1.49)**	$(0.29)	$ 0.06

6. ACQUISITIONS AND DIVESTITURES

FOR THE YEAR ENDED DECEMBER 31, 2002

In the fourth quarter of 2002, the Company disposed of its Human Resources business, a portion of the Information Technology segment. The Human Resources business contributed revenue of $4,121, $12,777 and $22,746, respectively, for the years ended 2002, 2001 and 2000, respectively.

FOR THE YEAR ENDED DECEMBER 31, 2001

Emergency Response Staffing Inc.

On December 3, 2001, the Company acquired 100% of the outstanding common stock of Emergency Response Staffing Inc. ("ERS"). This transaction was accounted for in accordance with SFAS 141, "Business Combinations," using the purchase method. The results of ERS's operations have been included in the consolidated financial statements since that date. ERS provided nurses on a permanent and temporary basis to its customers in the United States.

As consideration for the purchase of the common stock, the Company issued an aggregate of 1,242 shares of its common stock (the "Merger Shares"). The Merger Shares were issued in consideration for all of the issued and outstanding shares of ERS which at the time of the merger were valued at approximately $6.3 million in the aggregate, net of $500, 97 shares, which were held in escrow. The Merger Shares were issued in reliance on the exemptions provided by Rule 506 of Regulation D of the Securities Act of 1933, as amended (the "1933 Act") and Section 4(2) of the 1933 Act. On December 3, 2002, pursuant to the Merger Agreement, Kforce issued 202 additional shares of common stock to the shareholders of ERS because the average price of Kforce's common stock during the 30-day period immediately preceding the one year anniversary of the Merger Agreement was below $4.15 per share.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At December 3, 2001	
Current assets	$ 1,500
Furniture and equipment	42
Intangible assets	656
Goodwill	6,163
Total assets acquired	8,361
Current liabilities	(1,570)
Long-term debt, net of cash acquired	(491)
Total liabilities assumed	(2,061)
Net assets acquired	$ 6,300

The excess purchase price of $6,819 was allocated to acquired intangible assets. Of that amount, $527 was assigned to customer lists and contracts that have a weighted average useful life of approximately four years. Employee non-compete agreements that have a useful life of four years were assigned a value of $129.

The $6,163 of remaining excess purchase price was assigned to goodwill. This goodwill will be allocated to the Health and Life Sciences business segment. This goodwill is not anticipated to be deductible for tax purposes.

An increase in the gross carrying value of goodwill of $20 was made in 2002 related to a change in allocation of the purchase price for the acquisition.

Scientific Staffing Inc.

On December 10, 2001, the Company acquired certain assets of Scientific Staffing Inc. ("SSI"). This transaction was accounted for in accordance with SFAS 141, "Business Combinations," using the purchase method. The results of SSI's operations have been included in the Company's consolidated financial statements since that date. SSI provided scientific personnel on a permanent and temporary basis to its customers in the United States.

As consideration for the purchase of these assets, the Company has paid SSI $3,524 in cash as well as certain assets used primarily in connection with its Legal staffing operations. A gain of $537 was recorded on the sale of the Company's Legal staffing operations based upon the estimated fair value of the assets sold.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At December 10, 2001	
Current assets	$ 46
Intangible assets	1,021
Goodwill	3,695
Total assets acquired	4,762
Current liabilities assumed	(701)
Net assets acquired	$4,061

The excess purchase price of $4,716 was allocated to acquired intangible assets. Of that amount, $777 was assigned to customer lists and contracts that have a weighted average useful life of approximately four years. Employee non-compete agreements that have a useful life of four years were assigned a value of $244.

The $3,695 remaining excess purchase price was assigned to goodwill. This goodwill will be allocated to the Health and Life Sciences business segment.

A decrease in the gross carrying value of goodwill of $203 was made in 2002 related to a change in allocation of the purchase price for the acquisition.

The following unaudited pro forma consolidated financial information for the Company gives effect to the acquisitions of Emergency Response Staffing Inc. and Scientific Staffing Inc. as if they had occurred on January 1, 2000. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions occurred on the date indicated, or that may result in the future.

	2001	2000
Revenues	$677,056	$830,740
Net income (loss)	(11,659)	1,699
Basic income (loss) per share	(0.35)	0.04
Basic shares outstanding	32,953	44,128

Training Business Unit

In December 2001, the Company sold its training business unit for $300 to a member of the unit's management. The training business had revenues of $2,493 and $5,017 in 2001 and 2000, respectively. Operating losses for this business were $1,847 and $344 in 2001 and 2000, respectively. As a result of the sale of this business, the Company recorded a loss of $4,608, which included a net write-off of $2,725 of goodwill as well as a write-off of other assets specifically related to this business not included in the sale. The loss is reported in Selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss).

Canadian Operations

In June 2001, the Company sold its Canadian operation, consisting of its Toronto office, and continued to collect on receivables not sold in the transaction. In the fourth quarter of 2002, the Company finalized all significant business related to the Canadian operations and recognized the cumulative translation loss of $223,000 recorded in Other Expense on the Consolidated Statement of Operations and Comprehensive Income (Loss).

FOR THE YEAR ENDED DECEMBER 31, 2000

During 2000, the Company had no acquisitions, but settled earnout provisions on certain prior acquisitions for approximately $1,221. These amounts have been recorded as purchase price consideration and are included in goodwill.

7. RELATED PARTIES

Receivables from Related Parties

Receivables from officers and stockholders included non-interest-bearing receivables for premiums paid on split dollar life insurance policies and other notes receivable as of December 31, 2001. Repayment terms on the other notes receivables ranged from one to two years at rates of 6% to 8%. No receivables were outstanding at December 31, 2002.

Split Dollar Life Insurance

In 1995, the Company entered into split dollar and cross-purchase split dollar life insurance agreements with three founding officers and directors and their estates whereby the Company paid a portion of the life insurance premiums on behalf of the officers and their estates. The Company was granted a security interest in the cash value and death benefit of each policy equal to the amount of the cumulative premium payments made by the Company. These insurance policies were substantially restructured in 1999, such that all related party receivables owed to the Company related to these policies could be satisfied by the redemption of cash value in the policies that would accumulate over a period of time.

Based upon market conditions and the time anticipated to allow the cash value of the policies to appreciate sufficiently to satisfy the receivable balance, the Company recorded a reserve of $300 in 2001 to satisfy the difference between the cash surrender value of the policies and the receivable balance as of December 31, 2001. This amount is reflected as a reduction in receivables from officers and related parties.

As of December 31, 2002, the Company terminated these agreements with the officers and their estates.

Related Party Transactions

Consulting services totaling $371 for 2000 were provided to the Company by a company owned by the spouse of the Chief Executive Officer. This contract terminated in 2000. In addition, an aircraft charter company owned 100% by the Chief Executive Officer provided charter services to the Company in the amount of $21 and $125 in 2001 and 2000, respectively. In addition, the Company billed the aircraft charter company $22 for the use of the Company's airplane in 2000. The Company had operating leases with related parties in 2000 for office space the Company previously used as its headquarters. This property was sold to independent investors in 2000. Rent in the amount of $121 was paid to the related party in 2000.

8. CREDIT FACILITY

December 31,	**2002**	2001
Credit Facility	**$22,000**	$28,185

On November 3, 2000, the Company entered into a $90 million Amended and Restated Credit Facility with a syndicate of banks led by Bank of America ("the Credit Facility"). On December 6, 2002, the Company amended certain terms and conditions of the Credit Facility. This Credit Facility was extended to November 3, 2005. The Credit Facility provides for a maximum revolving credit facility of $100 million (not to exceed 85% of our "Eligible Receivables" as such term is defined in the Credit Facility). Borrowings under the Credit Facility are secured by all of the assets of Kforce and its subsidiaries. Amounts borrowed under the Credit Facility bear interest at rates ranging from Prime to Prime plus 0.75% or LIBOR plus 1.75% to LIBOR plus 3.25%, pursuant to certain financial performance targets as set forth in the Credit Facility. Pricing is fixed for one year at LIBOR plus 2.25%. After one year, pricing changes quarterly based on the previous four quarters' performance. Under the terms of the Credit Facility, the Company is prohibited from making any dividend distributions. The terms of the Credit Facility also include certain financial covenants should the total amount borrowed under the Credit Facility exceed specified amounts. These financial covenants include measurement of quarterly EBITDA as compared to our EBITDA projections. Our borrowings as of December 31, 2002 do not exceed the specified amounts at which these financial covenants apply and at no time during the history of the Credit Facility have we triggered such covenants. The Credit Facility also contains certain limitations on investments, acquisitions and repurchases of our stock. The amount available under the credit facility as of December 31, 2002 was $19,626. The amount available without triggering debt covenants as of December 31, 2002 was $14,626.

The Board of Directors has authorized the repurchase of up to $115 million of our common stock on the open market, from time to time, depending on market conditions. The Credit Facility contains a provision that allows Kforce to repurchase $25 million of common stock per year. As of December 31, 2002, we had repurchased approximately 19.2 million shares for $104.5 million under this plan. Approximately $10.5 million was available under current board authorization and $17.8 million was available under the current Credit Facility limitations as of December 31, 2002.

The Credit Facility also contains a provision that limits the amount of capital expenditures that Kforce may make in any calendar year to $6 million. Total capital expenditures in 2002 were $626.

In April 2001, we entered into two fixed interest rate swap contracts in relation to a portion of the Credit Facility for a total notional amount of $22 million with terms expiring no later than May 2003. Effective October 24, 2001, the interest rate was lowered and the expiration date was extended to October 2003 on $12 million of the swaps contracts. The contracts, which were classified as cash flow hedges, effectively convert a portion of our outstanding debt under the Credit Facility to a fixed rate basis, thus reducing the impact of interest rate changes on future income. The differential between floating rate receipts and fixed rate payments is accrued as market rates fluctuate and recognized as an adjustment to interest expense. Consistent with SFAS 133, we recorded the fair value of the interest rate swap contracts, approximately $373 net of income taxes, of $248 in other liabilities and accumulated other comprehensive loss as of December 31, 2001. On December 16, 2002, the Company paid $554 to the counterparty to cancel both swaps. The cost incurred on the contracts is being amortized over the original life of the swaps. The Company had no other cash flow hedges at December 31, 2002.

9. OTHER LONG-TERM LIABILITIES

December 31,	**2002**	2001
Deferred compensation plan liability (Note 10)	**$6,993**	$11,222
Rent payable, long term	**930**	1,404
Cash flow hedge liability	—	621
	$7,923	$13,247

The Company has a non-qualified deferred compensation plan pursuant to which eligible Company management and highly compensated key employees may elect to defer part of their compensation to later years. These amounts, which are classified as other long-term liabilities, are payable upon retirement or termination of employment.

The Company has recorded a liability for the minimum required lease payments on those vacant properties that it has determined it will be unable to sub-lease for the foreseeable future as the result of current market conditions. In addition to the non-current amount of $930 and $1,404 for 2002 and 2001, respectively, reflected above, lease payments scheduled within the next 12 months of $1,211 and $735 for 2002 and 2001, respectively, have been included in accounts payable and other current liabilities. A total of $464 and $2,139 was expensed during 2002 and 2001, respectively, related to these leases. This expense is included in Selling, general and administrative expenses.

The Company recorded a liability for a cash flow hedge based upon the fair value at December 31, 2001. In December 2002, the Company cancelled the interest rate swaps that created the cash flow hedge (see Note 8).

10. EMPLOYEE BENEFIT PLANS

401(k) Savings Plan

The Company has a qualified defined contribution 401(k) plan covering substantially all full-time employees. The plan offers a savings feature and Company matching contributions. Employer matching contributions are discretionary and are funded annually as approved by the Board of Directors. The match was made in the Company's stock in 2000 for the plan year ended December 31, 1999. No match was made by the Company during 2002 or 2001 for the plan years ended December 31, 2001 and 2000. The Company has accrued a match of $770 for the plan year ended December 31, 2002. Assets of this plan are held in trust for the sole benefit of employees.

At December 31, 2002, 2001 and 2000, the Plan held 1,231, 1,483 and 1,615 shares, respectively, of the Company's stock, representing approximately 4.07%, 4.77% and 4.0%, respectively, of the Company's outstanding shares. Employer contributions to the 401(k) plans totaled $1,165 in 2000. There were no contributions made to the plan during 2002 or 2001.

Employee Stock Purchase Program

Effective January 1, 2000, the Company placed into effect an Employee Stock Purchase Plan which had been approved during 1999 and which allows all employees to purchase stock at a 15% discount from market prices and without commissions on the purchases. Employees are eligible to participate in the plan as of the next plan enrollment date following their date of hire. For the years ended December 31, 2002, 2001 and 2000, respectively, the Company issued 147, 385 and 632 shares of common stock, respectively, at an average purchase price of $4.32, $3.28 and $3.73 per share, respectively, pursuant to the Employee Stock Purchase Plan. These shares were transferred to the plan from the Company's treasury stock. Of the 147 shares issued for the plan year 2002, the Company issued 60 of the shares at an average price of $5.06 during the year and 87 shares at an average price of $3.59 subsequent to year-end. Of the 385 shares issued for the plan year 2001, the Company issued 284 of the shares at an average price of $2.55 during the year and 101 shares at an average price of $5.34 subsequent to year-end. Of the 632 shares issued for plan year 2000, the Company issued 217 of the shares at an average price of $5.90 during the year and 415 shares at an average price of $2.60 subsequent to year-end. The shares issued subsequent to year-end are related to employee contributions made during the year.

Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan pursuant to which eligible management and highly compensated key employees may elect to defer part of their compensation to later years. These amounts, which are classified as other long-term liabilities, are payable at a future date or upon retirement or termination of employment, and at December 31, 2002 and 2001, aggregated $6,993 and $11,222, respectively. The Company has insured the lives of the participants in the deferred compensation plan to assist in the funding of the deferred compensation liability. The cash surrender value of these Company-owned life insurance policies, $7,301 and $12,591 at December 31, 2002 and 2001, respectively, is included in other assets. Compensation expense of $1,171, $1,096 and $439 was recognized for the plan for the years ended December 31, 2002, 2001 and 2000, respectively. The Company accrues discretionary Company matching contributions. No match was made by the Company in 2002 or 2001 for the plan years ended December 31, 2001 and 2000. The Company has accrued a match of $401 for the plan year ended December 31, 2002.

11. STOCK OPTION PLANS

In 1994, the Company established an employee incentive stock option plan that allows the issuance of Incentive Stock Options. The plan was subsequently amended in 1996 to allow for the issuance of Nonqualified Stock Options, Stock Appreciation Rights and Restricted Stock. The number of shares of common stock that may be issued under the plan was increased from 6,000 at inception to 12,000 in 1997.

During 1995, the Company established a non-employee director stock option plan, which authorized the issuance to non-employee directors of options to purchase common stock. The maximum number of shares of common stock that can be issued under this plan is 400. A summary of the Company's stock option and restricted stock activity is as follows:

	Employee Incentive Stock Option Plan	Non-Employee Director Stock Option Plan	Total	Weighted Average Exercise Price Per Share	Weighted Average Fair Value of Options Granted
Outstanding as of December 31, 1999	5,064	225	5,289	$ 11.76	
Granted	2,204	94	2,298	$10.77	$4.89
Exercised	(283)	—	(283)	$ 8.93	
Forfeited	(1,528)	(25)	(1,553)	$12.75	
Outstanding as of December 31, 2000	5,457	294	5,751	$11.04	
Granted	1,924	25	1,949	$ 3.97	$2.11
Exercised	(56)	—	(56)	$ 3.48	
Forfeited	(1,269)	—	(1,269)	$ 8.65	
Outstanding as of December 31, 2001	6,056	319	6,375	$ 9.41	
Granted	**1,260**	—	**1,260**	**$ 5.30**	**$2.63**
Exercised	**(77)**	—	**(77)**	**$ 3.43**	
Forfeited	**(1,370)**	—	**(1,370)**	**$ 9.84**	
Outstanding as of December 31, 2002	**5,869**	**319**	**6,188**	**$ 8.52**	
Exercisable at December 31:					
2000	1,797	213	2,010		
2001	2,477	275	2,752		
2002	**3,162**	**319**	**3,482**		

Options granted during each of the three years ended December 31, 2002 have vesting periods of one to three years. Options expire at the end of ten years from the date of grant.

As of December 31, 2002, the total number of available shares to grant was 3,036 and 4 under the Employee Incentive Stock Option Plan and Non-Employee Director Stock Option Plan, respectively.

The following table summarizes information about employee and director stock options:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2002 (Shares)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable December 31, 2002 (Shares)	Weighted at Average Exercise Price
$ 0.980–$ 1.460	20	2.70	$ 0.98	20	$ 0.98
$ 1.461–$ 2.176	16	2.00	$ 1.49	16	$ 1.49
$ 2.177–$ 3.242	50	7.80	$ 2.41	25	$ 2.41
$ 3.243–$ 4.831	1,565	7.60	$ 3.79	574	$ 3.91
$ 4.832–$ 7.198	1,316	8.90	$ 5.43	95	$ 6.20
$ 7.199–$10.726	1,450	6.20	$ 7.54	1,447	$ 7.53
$10.727–$15.981	1,370	6.20	$13.70	904	$13.34
$15.982–$23.812	249	5.00	$22.15	249	$22.15
$23.813–$31.500	152	5.20	$27.78	152	$27.78
	6,188	7.00	$ 8.52	3,482	$10.24

Included in the above tables are 194 and 224 shares of non-vested restricted stock grants issued in October 2001 and assigned in January 2002, respectively. The October 2001 shares were issued in lieu of 2001 cash bonuses to certain members of management. These shares fully vested in February 2003. The January 2002 shares were issued to executive management, inside directors and certain other employees for voluntarily reducing their salary and cash bonus potential in 2002. These shares vest over a five-year period with an acceleration clause if certain Kforce common stock price thresholds are met. During 2002, 1,152 shares were issued under this plan and 17,658 shares were forfeited due to employment terminations.

Had compensation cost for the Company's option plans been determined based on the fair value at the grant dates, as prescribed by SFAS 123, the Company's net loss and net loss per share would have been as follows:

	Pro Forma EPS		
Years Ended December 31,	**2002**	2001	2000
Net loss:			
As reported	**$ (47,031)**	$(12,088)	$ (283)
Compensation expense per SFAS 123	**(6,465)**	(11,984)	(19,715)
Tax benefit, pro forma	**—**	1,724	363
Pro forma net loss	**$(53,496)**	$(22,348)	$(19,635)
Net loss per share:			
Basic and diluted:			
As reported	**$(1.49)**	$(0.38)	$(0.01)
Pro forma	**$(1.69)**	$(0.71)	$(0.46)

The Company has not included any tax benefit associated with the compensation expense per SFAS 123. Any tax benefit would be eliminated through the recording of a valuation allowance for the year end December 31, 2002, only. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period: Dividend yield of 0.0% for all three periods; risk-free interest rates of 3.0% for options granted during the year ended December 31, 2002, 5.05% for options granted during the year ended December 31, 2001, and 5.66%-6.75% for options granted during the year ended December 31, 2000; a weighted average expected option term of 5.7 years for 2002, 5.8 years for 2001, and 4-7 years for 2000; and a volatility factor of 50% for 2002, 2001 and 2000.

Tax benefits resulting from disqualifying dispositions of shares acquired under the Company's employee incentive stock option plan were $34, $4 and $995 in 2002, 2001 and 2000, respectively. These tax benefits are credited to additional paid-in capital.

12. SEVERANCE COSTS

In 2002, the Company incurred expense of $1,479 for severance costs related to changes in field management, including $1,102 for the resignation of a named officer. In the fourth quarter of 2001, the Company incurred expense of $2,299 for severance costs pursuant to a plan communicated during the fourth quarter relating to the termination of corporate and field management and administrative employees to align operating costs with its declining revenue base. Severance cost is a component of Sales, general and administrative expense in the Consolidated Statement of Operations and Comprehensive Income (Loss). As of December 31, 2002 and 2001, the Company had accrued severance of $1,479 and $2,299, respectively, as a component of Accrued payroll in the Consolidated Balance Sheet.

13. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases space and operating assets under operating leases expiring at various dates with some leases cancelable upon 30 to 90 days notice. The leases require payment of taxes, insurance and maintenance costs in addition to rental payments.

Future minimum lease payments, including accelerated lease payments, under non-cancelable operating leases are summarized as follows:

	2003	2004	2005	2006	2007	Thereafter
Facilities	$11,380	$ 8,378	$4,634	$3,309	$3,098	$23,371
Computers	1,867	971	687	305	—	—
Furniture	403	403	403	308	—	—
Other equipment	846	620	276	170	40	—
Total	$14,496	$10,372	$6,000	$4,092	$3,138	$23,371

Included in future minimum lease payments are lease payments which have been accelerated (see Note 9). The accelerated lease payments represent cash flow obligations of $1,211, $710, $183 and $30 for 2003, 2004, 2005 and 2006, respectively.

Rental expense under all operating leases was $12,322, $14,368 and $11,415 for 2002, 2001 and 2000, respectively.

On September 14, 2001, the Company executed an agreement for lease of its new headquarters and consolidation of its Tampa operations. The Company has classified the lease as an operating lease. Significant terms included the prepayment of rent in the amount of $2,200. The prepayment is being amortized over the 15 year term of the lease. The Company is required to make minimum annual lease payments beginning September 14, 2001 of approximately $2,500 for each of the 15 years. These lease payments are included in the above future minimum lease payments under non-cancelable operating leases.

Litigation

In the ordinary course of its business, the Company is, from time to time, threatened with or named as a defendant in various lawsuits, including discrimination, harassment and other similar claims. The Company maintains insurance in such amounts and with such coverage and deductibles as management believes is reasonable. The principal risks that the Company insures against are workers' compensation, personal injury, bodily injury, property damage, professional malpractice, errors and omissions, employment practices liability and fidelity losses. The Company is not aware of any litigation that would reasonably be expected to have a material adverse effect on its results of operations or financial condition.

Employment Agreements

The Company has entered into employment agreements with certain executive officers that provide for minimum compensation, salary and continuation of certain benefits for a one to three year period under certain circumstances. The agreements also provide for a payment of one to three times their annual salary and average annual bonus if a change in control (as defined by the agreements) of the Company occurs and include a covenant against competition with the Company that extends for one year after termination for any reason. The Company's liability at December 31, 2002 would have been approximately $8,395 in the event of a change in control or $5,339 if all of the employees under contract were to be terminated by the Company without good cause (as defined) under these contracts.

14. NOTE PAYABLE GUARANTEE

In June 2001, the Company purchased from a bank a note receivable from one of its former officers that it had previously guaranteed. The Company is currently pursuing collection of this receivable. At December 31, 2001, the balance, plus accrued interest, was approximately $1,976 and is reflected in prepaid expenses and other current assets net of a reserve of $1,976. The entire note balance was written off against the reserve in December 2002.

15. SEGMENT ANALYSIS

The Company reports segment information in accordance with SFAS 131, "Disclosures about Segments of Enterprise and Related Information". SFAS 131 requires a management approach in determining reportable segments of an organization. The management approach designates the internal organization that is used by management for making operation decisions and addressing performance as the source of determining the Company's reportable segments. The Company's internal reporting follows its three functional service offerings: Information Technology, Finance and Accounting, and Health and Life Sciences.

In January 2002, the Company determined that flexible billings and search services should be reported separately by segment. All prior period information has been adjusted to comparably reflect the effects of this change.

In January 2002, the Company reclassified billable expenses to revenue based on Emerging Issues Task Force Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." Historically, the reimbursements were classified as direct costs of services in the accompanying Audited Consolidated Statements of Operations and Comprehensive Income (Loss). All prior period information has been adjusted to comparably reflect the effects of this change.

Historically, and through December 31, 2002, the Company has generated only sales and gross profit information on a functional basis. As such, asset information by segment is not disclosed. Substantially all operations and long-lived assets are located in the United States.

Information concerning operations in these segments of business is as follows:

	Information Technology	Finance and Accounting	Health and Life Sciences	Total
2002				
Net Service Revenue				
Flexible Billings	**$215,731**	**$ 99,009**	**$161,168**	**$475,908**
Search Fees	**10,140**	**22,754**	**4,745**	**37,639**
Total Revenue	**$225,871**	**$121,763**	**$165,913**	**$513,547**
Gross Profit	**$ 65,408**	**$ 53,051**	**$ 49,503**	**$ 167,962**
2001				
Net Service Revenue				
Flexible Billings	$298,771	$ 132,617	$ 138,014	$569,402
Search Fees	32,389	50,273	6,353	89,015
Total Revenue	$331,160	$182,890	$144,367	$658,417
Gross Profit	$109,687	$ 93,198	$ 49,515	$252,400
2000				
Net Service Revenue				
Flexible Billings	$381,492	$143,592	$100,305	$625,389
Search Fees	88,829	83,423	7,379	179,631
Total Revenue	$470,321	$ 227,015	$ 107,684	$805,020
Gross Profit	$190,693	$132,023	$ 38,840	$361,556

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
Fiscal 2002				
Net service revenues	**$131,671**	**$129,467**	**$128,900**	**$123,509**
Gross profit	**43,770**	**43,432**	**41,933**	**38,827**
Net income (loss) before cumulative effect of change in accounting principal	**(1,597)**	**(707)**	**124**	**(11,028)**
Net income (loss)	**(1,597)**	**(707)**	**124**	**(44,851)**
Net income (loss) per share before cumulative effect of change in accounting principal	**$(0.05)**	**$(0.02)**	**$0.00**	**$(0.35)**
Net income (loss) per share–basic	**$(0.05)**	**$(0.02)**	**$0.00**	**$(1.42)**
Net income (loss) per share–diluted	**$(0.05)**	**$(0.02)**	**$0.00**	**$(1.42)**
Fiscal 2001				
Net service revenues	$191,620	$172,937	$150,183	$131,283
Gross profit	80,100	69,075	57,401	45,824
Net income (loss)	2,843	1,809	40	(16,780)
Net income (loss) per share–basic	$0.09	$0.06	$0.00	$(0.53)
Net income (loss) per share–diluted	$0.09	$0.06	$0.00	$(0.53)
Fiscal 2000				
Net service revenues	$195,063	$197,661	$202,193	$200,080
Gross profit	88,201	91,618	93,627	88,110
Net income (loss)	(2,395)	1,807	295	10
Net income (loss) per share–basic	$(0.05)	$0.04	$0.01	$0.00
Net income (loss) per share–diluted	$(0.05)	$0.04	$0.01	$0.00

17. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	2002	2001	2000
Cash paid (received) during the period for:			
Income taxes	**$(10,475)**	$5,488	$(23,083)
Interest	**3,172**	3,406	508
Non-cash transaction information:			
401(k) matching contribution	**—**	847	885
Deferred compensation plan contribution	**603**	789	—
Employee stock purchase plan contribution	**(849)**	1,805	1,277
Cash flow hedges, net of taxes	**(68)**	(373)	—
Stock issued in the acquisition of Emergency Response Staffing	**2**	6,300	—
Restricted stock issued or assigned in lieu of compensation, net of forfeitures	**1,106**	823	—
Sale of training business in exchange for note receivable	**—**	300	—

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Our Common Stock trades on the NASDAQ National Market tier of The NASDAQ Stock Market[SM], formerly under the symbol "ROMC" and now under the symbol "KFRC." The following table sets forth, for the periods indicated, the range of high and low closing sale prices for our common stock, as reported on the NASDAQ National Market.

Calendar Year	High	Low
2001:		
First Quarter	$5.313	$2.281
Second Quarter	$ 7.250	$3.930
Third Quarter	$ 7.450	$4.030
Fourth Quarter	$6.400	$3.150
2002:		
First Quarter	**$6.400**	**$4.050**
Second Quarter	**$6.200**	**$3.770**
Third Quarter	**$6.050**	**$2.550**
Fourth Quarter	**$5.140**	**$1.630**
2003:		
First Quarter (through March 27)	**$4.290**	**$1.700**

On March 27, 2003, the last reported sale for our common stock was at $2.43. On March 27, 2003, there were 179 holders of record.

Board of Directors

David L. Dunkel
Chairman, President and
Chief Executive Officer, Kforce Inc.

John N. Allred
President, A.R.G., Inc.

W.R. Carey, Jr.
Chief Executive Officer,
Corporate Resource Development

Richard M. Cocchiaro
Vice President,
National Accounts, Kforce Inc.

Todd Mansfield
Chief Executive Officer,
The Crosland Group, Inc.

Howard W. Sutter
Vice President, Kforce Inc.

Gordon Tunstall
President, Tunstall Consulting

Karl A. Vogeler
Former Partner, Thompson, Coe,
Cousins & Irons, LLP

Ralph E. Struzziero
Adjunct Professor,
University of Southern Maine

Mark F. Furlong
Executive Vice President and
Chief Financial Officer,
Marshall & Ilsley Corp.

Executive and Senior Officers

David L. Dunkel
Chairman, President and
Chief Executive Officer

William L. Sanders
Chief Operating Officer and
Chief Financial Officer

Joseph J. Liberatore
Chief Talent Officer

Ken W. Pierce
Chief Marketing Officer

Michael L. Ettore
Chief Information Officer

Michael R. Blackman
Vice President,
Investor Relations

David M. Kelly
Vice President and Treasurer

Corporate Counsel
Holland & Knight LLP
Tampa, Florida

Independent Auditors
Deloitte & Touche LLP
Tampa, Florida

Transfer Agent
EquiServe Trust Company, N.A.
PO Box 43023
Providence, RI 02940-3023
www.equiserve.com
1-877-282-1168

Form 10-K Available
A copy of the Kforce Inc. 10-K, which includes financial information that supplements the material in this Annual Report, is available to any investor upon written request to Investor Relations, Kforce Inc., 1001 East Palm Avenue, Tampa, Florida 33605 or at www.kforce.com.

Annual Meeting
The annual meeting of shareholders will be held on June 16, 2003 at 9:00 a.m. at Kforce Inc. headquarters in Tampa, Florida.

Website Information
For a comprehensive profile of Kforce Inc., visit the Company website at www.kforce.com.


Kforce
Professional Staffing


Kforce
Professional Staffing

Kforce—more than 80 offices in the United States to serve you.

To find the location nearest you, visit our Website at www.kforce.com or call 1(813) 552-5000.
Corporate Headquarters: 1001 East Palm Avenue, Tampa, Florida 33605

SKU#ROMCM-AR-